UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

URBAN OUTFITTERS, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	000-22754	23-2003332
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

5000 South Broad Street, Philadelphia, PA	19112
(Address of principal executive offices)	(Zip code)

Melanie Marein-Efron

Chief Financial Officer

(215) 454-5500

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 – Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, the Conflict Minerals Report for the calendar year ended December 31, 2021 filed herewith as Exhibit 1.01, is available on Urban Outfitters, Inc.’s website at www.urbn.com/investor-relations (in the Financial Information section of the website). The information contained on Urban Outfitters, Inc.’s website is not incorporated by reference into this Form SD or its Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Item 1.02. Exhibit.

The Conflict Minerals Report required by Item 1.01 is filed herewith as Exhibit 1.01. See Item 3.01 below.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01. Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item  3.01. Exhibits.

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Urban Outfitters, Inc.

By:	\s\ Melanie Marein-Efron	May 31, 2022
	Melanie Marein-Efron	(Date)
Chief Financial Officer